   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1997

                                                       REGISTRATION NO. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------

                                MAIL-WELL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------

        COLORADO            23 INVERNESS WAY, SUITE          84-1250533
     (STATE OR OTHER                  160                 (I.R.S. EMPLOYER
     JURISDICTION OF          ENGLEWOOD, CO 80112      IDENTIFICATION NUMBER)
    INCORPORATION OR            (303) 790-8023
      ORGANIZATION)
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------

                            ROGER WERTHEIMER, ESQ.
                          23 INVERNESS WAY, SUITE 160
                              ENGLEWOOD, CO 80112
                                (303) 790-8023
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------

                                  COPIES TO:
      HERBERT H. DAVIS III, ESQ.                DAVID P. OELMAN, ESQ.
  ROTHGERBER, APPEL, POWERS & JOHNSON            ANDREWS & KURTH LLP
                  LLP                         4200 TEXAS COMMERCE TOWER
  1200 SEVENTEENTH STREET, SUITE 3000           HOUSTON, TEXAS 77002
        DENVER, COLORADO 80202                     (713) 220-4200
            (303) 623-9000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after this Registration Statement becomes effective.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
================================================================================

                                              PROPOSED
                                               MAXIMUM
          TITLE OF SHARES                     AGGREGATE                     AMOUNT OF
         TO BE REGISTERED                 OFFERING PRICE(1)             REGISTRATION FEE
----------------------------------------------------------------------------------------
 Common Stock, $.01 par value.....          $124,872,787                     $37,840

================================================================================
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) on the basis of the average of the high and low prices of the Common Stock as quoted on the New York Stock Exchange on October 28, 1997.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                SUBJECT TO COMPLETION -- DATED OCTOBER 29, 1997
PROSPECTUS

--------------------------------------------------------------------------------


                                3,820,200 Shares

[LOGO OF MAIL-WELL, INC. APPEARS HERE]

                                MAIL-WELL, INC.

                                  Common Stock
--------------------------------------------------------------------------------

Of the 3,820,200 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 3,125,000 shares are being sold by Mail-Well, Inc. ("Mail-Well" or the "Company") and 695,200 shares are being sold by certain selling shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Selling Shareholders."

The Common Stock of the Company is listed on the New York Stock Exchange (the "NYSE") under the symbol "MWL." On October 27, 1997, the last reported sales price of the Common Stock on the NYSE was $34.50 per share.

Concurrently with the Offering of Common Stock being made by this Prospectus,
the Company is offering $150,000,000 aggregate principal amount of   %
Convertible Subordinated Notes due 2002, which are convertible into Common
Stock at a conversion price of $    per share (the "Convertible Note
Offering"). This Offering and the Convertible Note Offering are not contingent upon one another.

SEE "RISK FACTORS" ON PAGES 10 TO 14 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

--------------------------------------------------------------------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       Underwriting                Proceeds to
                           Price to   Discounts and  Proceeds to     Selling
                            Public    Commissions(1) Company(2)  Shareholders(2)
--------------------------------------------------------------------------------
Per Share...............     $            $             $             $
--------------------------------------------------------------------------------
Total(3)................  $             $            $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses payable by the Company, including the expenses of the Selling Shareholders, estimated to be $300,000.
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 573,030 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $   , the total Underwriting Discounts and Commissions will be $   , the
    total Proceeds to Company will be $    and the total Proceeds to Selling
    Shareholders will be $   . See "Underwriting."

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Shareholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One
New York Plaza, New York, New York, on or about November   , 1997.

PRUDENTIAL SECURITIES INCORPORATED
         BEAR, STEARNS & CO. INC.
                    DONALDSON, LUFKIN & JENRETTE
                           SECURITIES CORPORATION
                                                            HANIFEN, IMHOFF INC.

November   , 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549. Such reports and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company has filed with the Commission a registration statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, all of which were previously filed by the Company (File No. 0-26692) with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

  (1) the Company's Annual Report on Form 10-K, and the Amendment on Form 10-K/A filed on October 28, 1997, for the year ended December 31, 1996;

  (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, and the Amendments on form 10-Q/A filed on September 12, 1997 and October 28, 1997 for the quarter ended June 30, 1997;

  (3) the description of the Common Stock contained in the Company's registration statement on Form 8-B (File No. 1-12551) filed with the Commission on May 23, 1997; and

  (4) the Company's Current Report on Form 8-K, dated May 20, 1997.

  All reports and documents filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus shall be deemed to be incorporated by reference and to be a part hereof from the date of filing of such documents.

  Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or replaced by a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

  The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person to the Company, a copy of any or all of the documents referred to above that have been or may be incorporated into this Prospectus by reference, including exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to Investor Relations, Mail-Well, Inc., 23 Inverness Way East, Englewood, Colorado 80112, telephone number (303) 790-8023.

                               PROSPECTUS SUMMARY

  The following summary is qualified by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus and in the documents incorporated by reference herein. Except as otherwise indicated, the information contained herein assumes that the Underwriters' over-allotment option will not be exercised. As used in this Prospectus, the "Company" refers to Mail-Well, Inc., a Colorado corporation, and its subsidiaries as well as to the business operations of their predecessors. Investors should consider carefully the information set forth under "Risk Factors".

                                  THE COMPANY

  Mail-Well, Inc. (the "Company") is a leading consolidator in the highly fragmented envelope and high-impact color printing industries. From December 1, 1994 through September 30, 1997, the Company completed ten acquisitions in the envelope and commercial printing industries, ranging in size from $6.1 million to $97.4 million. As a result of its consolidation strategy, the Company has become the largest printer and manufacturer of envelopes in the United States and Canada, competing primarily in the higher-margin consumer direct market segment of the envelope industry in which envelopes are designed and manufactured to customer specifications, as well as the leading high-impact color printer in the United States.

  Since its formation in 1994, the Company has achieved significant growth in both revenues and net income through its acquisition strategy, internal growth and the use of operating leverage. As a result of these strategies, revenue and net income increased to $778.5 million and $16.9 million, respectively, for the Company in 1996 from $262.3 million and $1.4 million, respectively, for the Company and its predecessors in 1994. For the six months ended June 30, 1997, the Company's revenue and net income grew to $419.5 million and $12.6 million, respectively, from $378.8 million and $6.4 million, respectively, during the same period in 1996.

  The Company believes that there continue to be significant consolidation opportunities in the envelope and high-impact color printing industries. There are approximately 215 independent envelope companies in the United States and Canada, generating in excess of $3.0 billion in annual revenues. The Company estimates that there are approximately 500 commercial printing companies in the United States competing in the high-impact color segment of the printing industry, generating approximately $3.5 billion in annual revenues in that segment.

  As of September 30, 1997, the Company and its subsidiaries operated 53 envelope plants and printing facilities throughout the United States and Canada serving over 40,000 customers. The Company's envelope products include standard size envelopes as well as envelopes with features customized for mass mailing markets. The Company also produces medical folders, overnight mailers, photofinishing envelopes, airline and car rental jackets, tags and interoffice envelopes. The Company's high-impact printed products are designed to elicit the maximum response from the reader and include advertising literature, high-end catalogs and brochures, calendars and annual reports. The Company is recognized as an innovative provider of quality printed products to leading companies throughout the United States.

                               BUSINESS STRATEGY

  The Company's objective is to continue to increase its profits through acquisitions and an operating strategy that enhances internal growth and achieves cost efficiencies. The key elements of the Company's strategy include:

  Strategic Acquisitions. The Company believes that the envelope and high-impact color printing industries are highly fragmented and present significant opportunities for consolidation. The Company's growth strategy includes the acquisition of established and profitable envelope and high-impact color printing businesses in markets with attractive growth opportunities. The Company seeks acquisition targets with strong management infrastructures and opportunities to increase operating efficiencies, as well as to expand the Company's customer base, presence in geographic areas, and product lines. The Company's management team has extensive experience in identifying attractive acquisition targets and integrating acquired businesses into its operations.

  Internal Sales Growth. A key component of the Company's strategy is to accelerate internal sales growth for both its envelope and high-impact color printing segments. The key elements of this internal growth strategy include the expansion of products and services sold to existing customers and the addition of new customers. The Company believes that it has the ability to combine the responsiveness of a local facility with the full service advantages of a large national company, and intends to increase growth in each of its regions by adding complementary products and services to its operations. For example, most of the Company's envelope manufacturing facilities produce only a portion of the envelope products available from the Company as a whole. By targeting markets in which the Company believes there is demand for additional product lines, the Company believes it may be able to achieve significant internal growth.

  National Sales and Marketing Program. The Company has begun to establish a sales and marketing program targeting national accounts as a means to expand its envelope and high-impact printing business. The Company believes that this program will allow it to both utilize its current network of strategically located plants and sales offices to attract new customers that require production from multiple locations, as well as to offer existing customers greater flexibility in meeting their needs due to more available capacity and equipment capabilities.

  Operating Margins. The Company has realized and believes that it will continue to realize cost savings as a result of volume related purchases of paper, ink and other raw materials. The Company has also begun to achieve cost savings through the consolidation of insurance administration, employee health benefits, financial management and other administrative functions. The Company further believes that its purchasing power will reduce the risk of constraints on paper allocation from suppliers during periods of tight supply. The Company believes that by continuing to centralize certain administrative and support functions, the management of its operating subsidiaries and businesses acquired in the future will be able to focus on pursuing new customers and business opportunities and increasing capacity utilization.

  Operating Efficiencies. The Company believes that there may be opportunities to eliminate redundant facilities and equipment by consolidation or through coordination among its current operations as well as operations to be acquired in the future. The Company periodically reviews its operations at the local and regional operating levels (as well as examining other industry practices) in order to identify certain "best practices" that can be standardized and implemented throughout its operations.

                                  ACQUISITIONS

  The Company was formed in 1994 through the acquisition of the Mail-Well Envelope division of the Georgia-Pacific Corporation ("GP Envelope"), and the acquisition of the Pavey Envelope and Tag Corporation ("Pavey"). Since then, the Company has built its business through a series of strategic acquisitions. The following table sets forth certain information with respect to such acquisitions:

                   DATE OF         GEOGRAPHIC                           REVENUES (1)
      COMPANY    ACQUISITION        LOCATION             PRODUCTS       (IN MILLIONS)
      -------   -------------- -------------------  ------------------- -------------
American        December 1994  National             Envelopes                 $180
 Envelope

Supremex        July 1995      Canada               Envelopes                   90

Graphic Arts    August 1995    Portland             High-Impact Color          140
 Center                                               Printing

Quality Park    April 1996     Atlanta, St. George  Envelopes                   90
 Products                      (UT), Beresford (SD)

Pac National    November 1996  Ontario, Canada      Envelopes                   44
 Group
 Products

Shepard         December 1996  Indianapolis         High-Impact Color           50
 Poorman                                              Printing
 Communications

Griffin         June 1997      Seattle              Envelopes                   12
 Envelope

The Allied      July 1997      Seattle              High-Impact Color           17
 Printers                                           Printing

Murray          July 1997      Hattiesburg (MS)     Envelopes                   48
 Envelope

National Color  September 1997 Atlanta              High-Impact Color           23
 Graphics                                             Printing

--------
(1) Represents the approximate revenues for the twelve months preceding the date of acquisition.

                            RECENT FINANCIAL RESULTS

  The Company has recently announced its results of operations for the quarter and the nine months ended September 30, 1997. For the quarter ended September 30, 1997, sales increased 16.5% to $233.5 million from $200.5 million in the same period in 1996. Third quarter 1997 net income was $7.5 million, an increase of 49.4% over the $5.0 million in 1996. Third quarter earnings per share increased to $0.40 per share in 1997 compared to $0.28 per share in 1996. For the nine months ended September 30, 1997, sales increased 12.7% to $653.0 million from $579.3 in the same period in 1996. For the nine months ended September 30, 1997, the Company reported net income of $20.1 million, a 76.3% increase over the $11.4 million in net income for the same period a year ago. Earnings per share for the nine months ended September 30, 1997 increased 68.8% to $1.08 per share from $0.64 per share for the same period in 1996.

                                  THE OFFERING

Common Stock Offered by the
 Company(1) .......................   3,125,000 shares

Common Stock Offered by the Selling
 Shareholders......................     695,200 shares
                                     -----------------

Total Common Stock Offered.........   3,820,200 shares

Common Stock to be Outstanding
 after the Offering(1)(2)..........  21,959,732 shares

Use of Proceeds ...................  The Company intends to use a portion of the proceeds of the Common Stock offered hereby
                                     for the repayment of indebtedness, with the
                                     balance available for general corporate
                                     purposes. See "Use of Proceeds."

NYSE Symbol .......................  MWL

--------
(1) Does not include up to 573,030 shares of Common Stock that may be issued upon exercise of the Underwriters' over-allotment option.
(2) Does not include (i) 1,378,477 shares of Common Stock issuable upon exercise of stock options outstanding as of September 30, 1997, with a weighted-average exercise price of $10.52 per share and (ii) the number of shares issuable upon conversion of the Convertible Subordinated Notes offered concurrently.

  Concurrently with the Offering of Common Stock being made by this Prospectus,
the Company is offering $150,000,000 aggregate principal amount of   %
Convertible Subordinated Notes due 2002, which are convertible into Common Stock (the "Convertible Note Offering"). The Convertible Note Offering is being made pursuant to a Shelf Registration Statement filed by the Company with the Commission on September 24, 1997. This Offering and the Convertible Note Offering are not contingent upon one another.

                                  RISK FACTORS

  Investors should consider the material risk factors involved in connection with an investment in the Common Stock offered hereby and the impact to investors from various events that could adversely affect the Company's business. See "Risk Factors."

                                  THE COMPANY

  The Company is the largest printer and manufacturer of envelopes in the United States and Canada, competing primarily in the higher-margin consumer direct market segment of the envelope industry in which envelopes are designed and manufactured to customer specifications. In addition, the Company is the leading high-impact color printer in the United States. As of September 30, 1997, the Company and its subsidiaries operated 53 envelope plants and printing facilities throughout the United States and Canada serving over 40,000 customers.

  Since its formation in 1994, the Company has achieved significant growth in both revenues and net income through a business strategy that focuses on acquisitions, internal growth and operating leverage. As a result of this strategy, revenue and net income increased to $778.5 million and $16.9 million, respectively, for the Company in 1996 from $262.3 million and $1.4 million, respectively, for the Company and its predecessors in 1994. For the six months ended June 30, 1997, the Company's revenue and net income grew to $419.5 million and $12.6 million, respectively, from $378.8 million and $6.4 million, respectively, during the same period in 1996.

  The envelope and high-impact color printing industries are highly fragmented. There are approximately 215 independent envelope companies in the United States and Canada, generating in excess of $3.0 billion in annual revenues. The Company estimates that there are approximately 500 commercial printing companies in the United States competing in the high-impact color segment of the printing industry, generating approximately $3.5 billion in annual revenues in that segment. The Company's objective is to grow both internally and externally. Internally, the Company plans to expand the products and services sold to existing customers and to add new customers. Externally, the Company plans to continue to grow by pursuing acquisition opportunities to capitalize on the consolidation occurring within these industries. From December 1, 1994 through September 30, 1997, the Company completed ten acquisitions in the envelope and commercial printing industries, ranging in size from $6.1 million to $97.4 million.

  Management believes that it enjoys, and will continue to enjoy, certain competitive advantages, including (i) the ability to utilize the Company's network of strategically located plants and sales offices to attract customers that require production from multiple locations, (ii) the ability to realize cost savings as a result of volume related purchases of paper, ink and other raw materials, (iii) the reduction of overhead expense through the consolidation of certain administrative functions for insurance, employee health benefits and financial management, (iv) the ability to increase profitability through the optimization of equipment utilization among facilities, (v) the ability to offer customers greater flexibility in meeting their needs due to more available capacity and equipment capabilities and (vi) the ability to combine the responsiveness of a local or regional facility with the resources of a large national company.

  The Company's envelope products include standard size envelopes as well as envelopes with features customized for mass mailing markets. The Company also produces medical folders, overnight mailers, photofinishing envelopes, airline and car rental jackets, tags and interoffice envelopes. The Company's high-impact printed products are designed to elicit the maximum response from the reader and include advertising literature, high-end catalogs and brochures, calendars and annual reports. The Company is recognized as an innovative provider of quality printed products to leading companies throughout the United States.

  The Company's principal executive offices are located at 23 Inverness Way East, Englewood, Colorado 80112; its telephone number is (303) 790-8023.

                              RECENT ACQUISITIONS

  On June 27, 1997, the Company acquired all of the outstanding shares of common stock of Griffin Envelope, Inc. ("Griffin"). Griffin, which is located in Seattle, Washington, manufactures and distributes envelopes in the northwestern United States. Annual sales for Griffin approximate $12 million.

  On July 11, 1997, the Company acquired all of the outstanding shares of common stock of The Allied Printers ("Allied"). Allied, which is located in Seattle, Washington, is a high impact color printer servicing customers with sheet fed printing needs. Annual sales for Allied approximate $17 million. In addition to other consideration, the Company issued 36,531 shares of Common Stock to Edward R. Whitehead, the sole shareholder of Allied, in connection with this acquisition.

  On July 14, 1997, the Company acquired all of the outstanding shares of common stock of Murray Envelope Corporation ("Murray"). Murray, which is located in Hattiesburg, Mississippi, manufactures envelopes primarily for sales through distributors in the southeastern and south central markets. Additionally, the Barkley division of Murray distributes filing products for the national market. Annual sales for Murray approximate $48 million. In connection with the acquisition, a wholly-owned subsidiary of the Company issued 110,236 shares of common stock which are convertible into an equal number of shares of Company Common Stock.

  On September 10, 1997, the Company acquired substantially all of the Assets of National Color Graphics, Inc. ("Color Graphics"). Color Graphics, which is located in Atlanta, Georgia, is a high impact color printer servicing customers with sheet fed needs. Annual sales for Color Graphics approximate $23 million.

  The Company paid approximately $58.5 million in aggregate consideration for Griffin, Allied, Murray and Color Graphics. The consideration consisted of cash, Common Stock, notes and convertible securities. No single acquisition, nor the acquisitions in the aggregate, were "significant" as defined by the rules of the Commission.

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following factors, in addition to other information contained in this Prospectus, in connection with an investment in the Common Stock offered hereby.

  This Prospectus contains statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "expect," "believe," "goal," "plan," "intend," "estimate" and similar expressions and variations thereof used in this Prospectus are intended to specifically identify forward-looking statements. Those statements appear in a number of places in this Prospectus and include statements regarding, but not limited to, product demand and sales, growth rate, ability to obtain assumed productivity savings, quality controls, availability of acquisition opportunities and their related costs, cost savings due to integration and synergies associated with acquisitions, ability to obtain additional financings and bank debt restructuring, interest rates, foreign currency exchange rates, paper and raw material costs, waste paper prices, ability to pass through paper costs to customers, postage rates, changes in the direct mail industry, competition, ability to develop new products, labor costs, labor relations and advertising costs. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The Company undertakes no obligation to publicly update or revise forward-looking statements made in this Prospectus to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

  LEVERAGE. The Company has incurred substantial indebtedness in connection with financing certain of its acquisitions. In addition, pursuant to the Convertible Note Offering, the Company expects to issue approximately $150 million aggregate principal amount of convertible subordinated notes. See "Prospectus Summary--The Offering". The degree to which the Company is leveraged could have important consequences to the holders of the Company's securities, including the following: (i) the Company's ability to obtain additional financing for working capital, acquisitions or other purposes in the future may be limited, (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on indebtedness, (iii) the Company may be more vulnerable to economic downturns or other adverse developments than less leveraged competitors, and
(iv) borrowings under the Company's bank credit agreements (as amended through the date hereof, the "Credit Agreements") bear interest at fluctuating rates which could result in higher interest expense in the event of an increase in interest rates. The Company's ability to make scheduled payments of principal or interest on, or to refinance, indebtedness will depend on future operating performance and cash flow, which are subject to prevailing economic conditions and financial, competitive and other factors beyond the Company's control.

  AVAILABILITY, FINANCING AND INTEGRATION OF ACQUISITIONS. The Company has grown rapidly through acquisitions. Although the Company believes it has an adequate infrastructure, there can be no assurance that the Company's current management, personnel and other corporate infrastructure will be adequate to manage the Company's growth. In addition, to the extent the success of the Company's strategy is contingent on making further acquisitions, there can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company or that the Company will be able to integrate such acquisitions successfully. Increased competition for acquisition candidates may develop, in which event there may be fewer acquisition opportunities available to the Company as well as higher acquisition prices. There can be no assurance that the Company will be able to continue to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses, if any, into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company may finance future acquisitions through the incurrence of additional bank indebtedness, the utilization of cash from operations, the proceeds of this Offering, the issuance of additional Common Stock or other securities, or any combination thereof. In the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock or other securities as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources or available funds under its Credit Agreements in order to finance future acquisitions. If the Company does not have sufficient cash resources, its ability to make acquisitions could be limited unless it is able to obtain additional capital through debt or equity financings. There can be no assurance that the Company will be able to obtain all the financing it will need in the future on terms the Company deems acceptable.

  UNITED STATES AND CANADIAN POSTAL SERVICES. Because the great majority of envelopes used in the United States and Canada are sent through the mail, postal rates are a significant factor affecting the growth of envelope usage. Historically, increases in postal rates, relative to changes in the cost of alternative delivery means and/or advertising media, have resulted in temporary reductions in the growth rate of mail sent. For example, third class postal rates increased approximately 50% and 14% in 1991 and 1995, respectively, contributing to a substantial leveling off in the growth rate of third class mail sent during the periods following such increases. In 1997, the U.S. Postal Service announced proposed rate increases of approximately 4% for direct mail and 3% for first class mail, and a proposed 6% rate decrease for prepaid, courtesy reply envelopes. The recent proposed postal rate increases are significantly less than the cumulative rate of inflation since the last postal rate increases. Management does not expect that these postal rate increases will go into effect until mid-1998 and, if implemented, does not anticipate the rate increases to negatively impact mail volume, although there can be no assurance in that regard.

  The Canadian Post Corporation (the "CPC") increased the basic postal rate by approximately 4.7% in 1995, and approximately 6.7% in 1996, contributing to a leveling off of the growth rate of mail sent during the periods immediately following such increases. Although the CPC has announced its intention to raise rates further in 1998, management believes such an increase will be minimal and does not anticipate that it will have a negative impact on mail volume. There can be no assurance, however, that future increases in United States and/or Canadian postal rates will not have a material adverse effect on the Company's financial condition and results of operations.

  The CPC has been operating under an expired labor contract since May 1996. Although no agreement has been reached, the parties continue to negotiate. In the event of a work stoppage, the Canadian government has the right to call the postal workers back to work, a power which it has exercised in previous work stoppages. Although management believes that a short-term work stoppage would not have a material, long-term impact on the Company's business, there can be no assurance that any work stoppage would not be prolonged, or would not have a material adverse effect on the Company.

  LABOR RELATIONS. As of June 30, 1997, the Company had approximately 6,600 full-time employees, of which approximately 2,100 employees were members of 14 local labor unions. If unionized employees were to engage in a concerted strike or other work stoppage, or if other employees were to become unionized, the Company could experience a disruption of operations and higher labor costs. The Company is currently negotiating new union contracts with respect to four of its larger envelope printing and converting facilities, all of which have been operating under tentative arrangements which are terminable on short notice, while the Company's commercial printing facility in Portland is operating under an extension of its existing agreement, which is not terminable unless and until a legal impasse in negotiations has been reached. No new agreement has been reached with respect to any of these plants. In order to mitigate the effect of a potential work stoppage, the Company has prepared a contingency plan for each of these locations. There can be no assurance, however, that the Company's preparations will prevent a material adverse effect on the Company's operations in the event of a protracted work stoppage.

  COST AND AVAILABILITY OF PAPER. The cost of paper represents a significant portion of the Company's cost of materials. Increases in paper costs could have a material adverse effect on the Company's results of operations and financial condition. Historically, the Company has been successful in maintaining gross profit margins when paper prices increase by passing paper price increases on to its customers and by receiving increased proceeds from waste paper sales. There can be no assurance, however, that the Company will be able to continue to pass on future increases in the cost of paper. Moreover, rising paper costs and their consequent impact on the Company's pricing could have a material adverse effect on the Company's volume of units sold. For example, successive paper price increases during the latter part of 1995 and early 1996 resulted in a decline in demand for the Company's products, particularly from the direct-mail advertising industry.

  Proceeds from the sale of waste paper were equal to 1.1% of the Company's net sales and 5.1% of the Company's gross profits for the six months ended June 30, 1997. Prices for waste paper generally fluctuate in a pattern similar to changes in raw paper prices. Accordingly, in a falling paper price environment, the Company's proceeds from waste paper sales could decrease significantly. Although management believes that the Company will be able to generate waste paper proceeds in the future, there can be no assurance that such proceeds will not decline from current levels.

  Due to the significance of paper in the manufacture of most of the Company's products, the Company is dependent upon the availability of paper. During periods of tight paper supply, many paper producers allocate shipments of paper based on the historical purchase levels of customers. As a result of the Company's large volume paper purchases from several paper producers, the Company generally has not experienced difficulty in obtaining adequate quantities of paper, although occasionally the Company has experienced minor delays in delivery. Although management believes that the Company's large volume paper purchases will continue to enable the Company to receive adequate supplies of paper in the future, there can be no assurance in this regard.

  COMPETITION. The envelope and commercial printing industries in which the Company competes are extremely fragmented and highly competitive. In the envelope market, the Company competes primarily with a few multi-plant and many single-plant companies servicing regional and local markets. The Company also faces competition from alternative sources of communication and information transfer such as facsimile machines, electronic mail, interactive video disks, interactive television and electronic retailing. In the commercial printing market, the Company competes against a number of large, diversified and financially stronger printing companies, as well as regional and local commercial printers, many of which are capable of competing with the Company in both volume and production quality.

  AVAILABILITY OF ALTERNATIVE DELIVERY MEDIA. The Company's envelope printing and manufacturing business is highly dependent upon the demand for envelopes sent through the mail. Such demand comes from utility companies, banks and other financial institutions, among others. As the current trend towards usage of the Internet and other electronic media by consumers for such purposes as paying utility and credit card bills grows, the Company expects the demand for envelopes for such purposes to decline. Although management believes that overall demand for envelopes will continue to grow at rates comparable to recent historical levels, there can be no assurance that competition from alternative media will not have an adverse effect on such demand.

  NATURE OF PRINTING BUSINESS. The envelope and high-impact color printing businesses in which the Company competes are generally characterized by individual orders from customers or short-term (less than one year) supply contracts. In the high-impact color printing market in particular, customer orders are typically for specific printing jobs, and continued or repeat engagements for successive jobs depending upon the customer's satisfaction with the services provided. Although the Company is not dependent upon any one customer or group of customers, and management believes that the Company has and will continue to have excellent relations with its customers, there can be no assurance that any particular customer will continue to do business with the Company over an extended period of time. In addition, the timing of particular jobs or types of jobs at particular times of year may cause fluctuations in the financial results of the Company's high-impact color printing operations in any given quarter.

  ASSET ENCUMBRANCES; RESTRICTIVE COVENANTS. The obligations of the Company under the Credit Agreements are secured by a pledge of all of the capital stock of Mail-Well I Corporation ("M-W Corporation"), a wholly-owned subsidiary of the Company, and all of M-W Corporation's subsidiaries, and by a first priority security interest in substantially all of the assets of M-W Corporation and its subsidiaries. If the Company becomes insolvent or is liquidated, or if payment under the Credit Agreements is accelerated, the lenders under the Credit Agreements would be entitled to exercise the remedies available to secured lenders under applicable law and pursuant to the Credit Agreements. Accordingly, such lenders will have a claim on the assets of the Company and its subsidiaries prior to that of any security holder.

  The Credit Agreements and the indenture pursuant to which the 10 1/2% Senior Subordinated Notes due 2004 were issued by M-W Corporation (the "Indenture") contain numerous financial and operating covenants and require the Company and its subsidiaries to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Credit Agreements or the Indenture could result in an event of default under either the Credit Agreements or the Indenture which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions.

  CONTROL BY MANAGEMENT AND DIRECTORS. As of September 30, 1997, officers and directors of the Company and entities affiliated with them beneficially owned approximately 23.0% of the then outstanding shares of Common Stock. In addition, the Company's employee stock ownership plan ("ESOP") owned approximately 10.4% of the outstanding shares, of which approximately 5.0% were unallocated and thus voted by management on all matters. As a result, management and directors exercise substantial influence over the Company's affairs.

  VOLATILITY OF STOCK PRICE. Since the completion of the Company's initial public offering in September 1995, the market price of the Common Stock has fluctuated significantly. The Company believes that factors such as announcements of developments related to the Company's business, sales by competitors, including sales to the Company's customers, sales of the Common Stock into the public market, including by members of management, developments in the Company's relationship with its customers, partners, distributors and suppliers, shortfalls or changes in analysts expectations for revenue, gross margins, earnings or losses or other financial results, regulatory developments, fluctuations in results of operations, seasonality and general conditions in the Company's market or the markets served by the Company's customers or the economy could cause the price of the Common Stock to fluctuate substantially. In addition, the stock market has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of the Common Stock will not decline substantially, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's operating performance.

  HOLDING COMPANY STRUCTURE. The only asset of the Company is the capital stock of M-W Corporation. Because all of the operations of the Company are conducted through its subsidiaries, the Company's cash flow and consequently its ability to service debt and pay dividends is dependent upon the cash flow of its subsidiaries and the transfer of funds by its subsidiaries to the Company in the form of loans, dividends or otherwise. The subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the various obligations of indebtedness of the Company or to make any funds available therefor, whether in the form of loans, dividends or otherwise. Moreover, the Credit Agreements and the Indenture restrict the Company's ability to pay dividends.

  ENVIRONMENTAL COMPLIANCE. The Company's operations are subject to federal, state and local environmental laws and regulations relating to air emissions, waste generation, handling, management and disposal, and at certain facilities, wastewater treatment and discharge. In addition, certain of the Company's predecessors have been designated as potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 with respect to off-site disposal of hazardous waste. While management believes that the Company has minimal exposure as a result of such designations and that the Company's current operations are in substantial compliance with applicable environmental laws and regulations, there can be no assurance that currently unknown matters, new laws and regulations, or stricter interpretations of existing laws and regulations will not materially affect the Company's business or operations in the future.

  DEPENDENCE ON KEY MANAGEMENT. The Company's success will continue to depend to a significant extent on its executive officers and other key management personnel. The Company has not currently entered into employment agreements with its executive officers. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified management in the future. In addition, the success of certain of the Company's acquisitions may depend, in part, on the Company's ability to retain management personnel of the acquired companies. The Company does not carry key-person insurance on any of its managerial personnel.

                                USE OF PROCEEDS

  The Company intends to use the net proceeds estimated to be $   ($   if the
Underwriters' over-allotment option is exercised in full) from the sale of the Common Stock offered by the Company to repay approximately $16.6 million outstanding under the Company's existing bank credit facilities, with the balance available for general corporate purposes, including, without limitation, capital expenditures, possible future acquisitions, repayment of outstanding indebtedness, working capital requirements and other corporate purposes. The Company's credit facilities mature in 2003 and carry an interest rate of LIBOR plus 175 basis points (7.41% at September 30, 1997). Pending any of the foregoing applications, the net proceeds may be invested temporarily in short-term, investment-grade, interest bearing securities or guaranteed obligations of the United States government. The Company currently intends to use the proceeds of the Convertible Note Offering to repay the remaining balance outstanding under its credit facilities. In the event the Company does not complete the Convertible Note Offering, the Company may use up to the entire proceeds of the Offering made hereby to repay a greater portion of such balance. See "Capitalization."

  The Company will not receive any of the proceeds from the sale of the Common Stock held by Selling Shareholders. See "Selling Shareholders" and "Underwriting."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock has been listed on the NYSE since December 1996 under the symbol "MWL." Prior to that time, the Common Stock was included in the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "MLWL." The following table sets forth, for the periods indicated, the range of high and low sale prices per share of the Common Stock as reported by the NYSE or the Nasdaq National Market, respectively.

      1995                                                          HIGH   LOW
      ----                                                         ------ ------
   Fourth Quarter................................................. $ 9.05 $ 7.12
      1996
      ----
   First Quarter.................................................. $ 8.50 $ 5.44
   Second Quarter.................................................   6.53   5.19
   Third Quarter..................................................   6.95   5.53
   Fourth Quarter.................................................  11.17   7.00
      1997
      ----
   First Quarter.................................................. $14.50 $10.50
   Second Quarter.................................................  29.00  13.17
   Third Quarter..................................................  34.50  25.38
   Fourth Quarter (to October 27, 1997)...........................  38.75  27.38

  In June 1997, the Common Stock was split 3-for-2, and all prices reflect such split. As of September 30, 1997, there were approximately 377 stockholders of record. On October 27, 1997, the last reported sales price of the Common Stock on the NYSE was $34.50 per share.

                                DIVIDEND POLICY

  The Company has not paid or declared a dividend on Common Stock since its incorporation. The Company does not anticipate declaring or paying any dividends on Common Stock in the foreseeable future because it intends to retain earnings to finance the expansion of business, to repay indebtedness and for general corporate purposes. Any declaration and payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payments of dividends and other relevant factors. Certain of the Company's indebtedness limits the amount of dividends the Company could pay before causing a default thereunder.

                                CAPITALIZATION

  The following table sets forth the historical capitalization of the Company as of September 30, 1997 and as adjusted to reflect the application of the estimated net proceeds from the shares sold by the Company in the Offering and in the Convertible Note Offering being made concurrently with the Offering. See "Prospectus Summary--The Offering." This presentation should be read in conjunction with the financial statements of the Company and related notes thereto incorporated by reference herein.

                                                           SEPTEMBER 30, 1997
                                                         ----------------------
                                                         HISTORICAL AS ADJUSTED
                                                         ---------- -----------
                                                         (DOLLARS IN THOUSANDS)
Current liabilities:
  Current portion of long-term debt and capital leases..  $ 16,938  $    334(1)

Long-term liabilities:
  Capital leases........................................     2,762     2,762
  Bank borrowings.......................................   145,185       -- (1)
  Senior Subordinated Notes.............................    85,000    85,000
  Convertible Notes.....................................       --    150,000
  Other long-term debt..................................     5,472     5,472
                                                          --------  ----------
    Total long-term liabilities.........................   238,419   243,234
Minority interest.......................................     3,500     3,500

Stockholders' equity:
  Preferred stock, $0.01 par value, 25,000 shares
   authorized, none issued and outstanding..............       --        --
  Common stock, $0.01 par value, 30,000,000 shares
   authorized; 18,834,732 issued and outstanding; and
   21,959,732 issued and outstanding, as adjusted.......       188       220(2)
  Paid-in capital.......................................    99,226   193,694(2)
  Retained earnings.....................................    47,728    38,904(3)
  Unearned ESOP compensation............................    (3,307)   (3,307)
  Cumulative foreign currency translation adjustment....      (313)     (313)
  Pension liability adjustment..........................      (110)     (110)
                                                          --------  ----------
    Total stockholders' equity..........................   143,412   229,088
                                                          --------  ----------
Total capitalization....................................  $402,269  $476,156
                                                          ========  ==========

--------
(1) Reflects the application of the estimated net proceeds of the Convertible Note Offering plus a portion of the estimated net proceeds of the Offering made hereby.
(2) Reflects the application of the estimated net proceeds of the Offering made hereby.
(3) Reflects effect of an extraordinary charge for the write-off of $8,824,000 in deferred financing costs upon repayment of outstanding debt.

                            SELECTED FINANCIAL DATA

  The summary of historical financial data presented below is derived from the historical audited financial statements of the Company and its predecessors, GP Envelope and Pavey, except for the data presented below for the interim periods as of June 30, 1997 and 1996, and for the periods then ended, and as of December 31, 1992 and for the year then ended, for GP Envelope which is derived from the unaudited financial statements which, in the opinion of management, reflect all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of such information. The historical balance sheet data as of December 31, 1994 include GP Envelope and Pavey which were acquired on February 24, 1994 and American Envelope which was acquired on December 19, 1994. The operations of GP Envelope, Pavey, American Envelope, Supremex, Graphic Arts Center, Quality Park Products, Pac National Group Products and Shepard Poorman Communications have been included in the historical income statement data of the Company from their respective dates of acquisition. The data presented below should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations, the historical financial statements and the related notes thereto included in the Forms 10-K and 10-Q (and Amendments on Form 10-K/A and 10-Q/A, respectively) incorporated herein by reference.

                                                                       PREDECESSOR COMPANIES(1)
                                                                      --------------------------
                           SIX MONTHS                    PERIOD FROM  PERIOD FROM
                              ENDED      YEAR ENDED      FEBRUARY 24,  JANUARY 1,   YEAR ENDED
                            JUNE 30,    DECEMBER 31,     1994 THROUGH 1994 THROUGH DECEMBER 31,
                          ------------- -------------    DECEMBER 31, FEBRUARY 23, -------------
                           1997   1996   1996   1995         1994         1994      1993   1992
                          ------ ------ ------ ------    ------------ ------------ ------ ------
                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales...............  $419.5 $378.8 $778.5 $596.8       $225.7       $36.6     $252.0 $262.7
Cost of sales...........   326.6  301.8  611.6  470.8        176.7        32.7      206.0  212.3
Other operating costs...    59.5   50.3  106.0   78.4         30.4         5.9       39.4   38.6
                          ------ ------ ------ ------       ------       -----     ------ ------
Operating income
 (loss).................    33.4   26.7   60.9   47.6         18.6        (2.0)       6.6   11.8
Interest expense - debt.     9.1   14.1   26.9   27.0         12.9          .0         .3     .4
Interest expense -
 amortization of
 deferred financing
 costs..................     1.4    1.4    3.6    2.3          1.0         --         --     --
Other (income) expense..     1.0     .0    1.2     .7         (.2)         --         --     --
Provision (benefit) for
 income taxes...........     9.3    4.8   12.3    7.2          2.2         (.7)       2.5    4.3
                          ------ ------ ------ ------       ------       -----     ------ ------
Income (loss) before
 extraordinary item.....    12.6    6.4   16.9   10.4          2.7        (1.3)       3.8    7.1
Extraordinary item......     --     --     --     2.4(2)       --          --         --     --
                          ------ ------ ------ ------       ------       -----     ------ ------
Net income (loss).......  $ 12.6 $  6.4 $ 16.9 $  8.0       $  2.7       $(1.3)    $  3.8 $  7.1
                          ====== ====== ====== ======       ======       =====     ====== ======

PER SHARE DATA(3):
Income before
 extraordinary item.....  $  .68 $  .36 $  .95 $  .91       $  .31
Extraordinary item......     --     --     --     .21(2)       --
                          ------ ------ ------ ------       ------
Net income..............  $  .68 $  .36 $  .95 $  .70       $  .31
                          ====== ====== ====== ======       ======
Weighted average shares
 outstanding............    18.4   17.8   17.9   11.4          8.8
                          ====== ====== ====== ======       ======

BALANCE SHEET DATA:
Working capital.........  $ 29.1 $ 85.2 $ 22.1 $ 89.8       $ 67.3
Total assets............   479.6  510.7  470.9  500.4        307.7
Total long term debt,
 excluding current
 portion................   200.7  292.2  209.9  295.9        229.4
Total liabilities.......   344.8  401.0  349.7  398.1        283.3
Total stockholders'
 equity.................   134.8  109.7  121.2  102.3         23.7

--------
(1) Per share and balance sheet data are not presented for these periods as operations were those of predecessor companies.
(2) Extraordinary item arising from the early extinguishment of debt.
(3) In June 1997, the Common Stock was split 3-for-2 and all share and per share information has been restated to reflect the split.

                                  MANAGEMENT

  The names, ages (as of December 31, 1996), positions with the Company and the business experience over the past five years of the executive officers and directors of the Company are set forth below. Each director is elected for a one year term or until his successor is elected.

   NAME                    AGE                    POSITION(S)
   ----                    ---                    -----------
Gerald F. Mahoney.........  53 Chairman of the Board and Chief Executive Officer,
                               Director

Paul V. Reilly............  44 Senior Vice President, Finance and Chief Financial
                               Officer

Roger Wertheimer..........  37 Vice President, General Counsel and Secretary

Robert J. Terry...........  56 President and Chief Operating Officer--U.S.
                               Envelope Operations, Director

Frank P. Diassi(1)........  64 Director

J. Bruce Duty(1)(2).......  45 Director

Frank J. Hevrdejs(1)......  51 Director

Jerome W. Pickholz(2)(3)..  64 Director

W. Thomas Stephens(3).....  54 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
(3) Member of the Nominating Committee.

  Gerald F. Mahoney has been a director, Chairman of the Board and Chief Executive Officer of the Company since February 1994. He was Chairman of the Board, President and Chief Executive Officer of Pavey Envelope & Tag Corp., from January 1991 until it became a subsidiary of the Company in February 1994. From January 1990 to the present, he has also served as President of Saddle River Capital, an investment banking firm. Mr. Mahoney devotes substantially all of his time to the Company in his capacity as Chairman and CEO. From June 1987 to September 1989, Mr. Mahoney served as President of Transkrit Corp., a business forms manufacturing company.

  Paul V. Reilly has been Senior Vice President, Finance and Chief Financial Officer of the Company since April 1997, and has been with the Company since June 1995. Mr. Reilly spent 14 years with Polychrome Corporation, a prepress supplier to the printing industry, where he held a number of positions including Assistant Corporate Treasurer, Corporate Treasurer, Vice President and Chief Financial Officer, and General Manager of United States Operations. During 1994 and 1995, Mr. Reilly worked with Saddle River Capital, an investment banking firm which purchased and managed small businesses, and more recently as Vice President with a direct marketer of educational materials. Mr. Reilly is a Certified Public Accountant.

  Roger Wertheimer has been Vice President, General Counsel and Secretary of the Company since February 1995. Mr. Wertheimer has been engaged in the practice of law since 1984. He previously served as Corporate Counsel for PACE Membership Warehouse, Inc., from 1988 to 1994 and practiced as a private legal practitioner from March 1994 until February 1995, when he joined the Company.

  Robert J. Terry has been a director of the Company since February 1994. Mr. Terry is currently President and Chief Operating Officer of the Company's U.S. Envelope Operations. He originally joined GP Envelope, the Company's predecessor, in May 1964. Mr. Terry served as Executive Vice President of the Mail-Well Envelope Division of Georgia-Pacific from December 1991 to February 1994, and served as Regional Vice President of Butler Paper Company, a subsidiary of Georgia-Pacific, and as Vice President of Georgia-Pacific's Mail-Well Envelope Division prior to that time. Mr. Terry served on the Board of the Envelope Manufacturers Association from 1992 to 1996, and currently serves on the Board of the Denver Better Business Bureau.

  Frank P. Diassi has been a director of the Company since February 1994. He is currently managing general partner of the Unicorn Group, an investment company. He organized the Unicorn Group in 1982 and has originated investments in over 39 entrepreneurial companies. His primary area of interest is in chemical and related industries. Since August 1996, Mr. Diassi has been Chairman of Sterling Chemicals, Inc., a manufacturer of commodity petrochemicals and chemicals primarily in the pulp and paper industry. He was a founding director of Arcadian Corporation, the largest nitrogen fertilizer company in North America. Mr. Diassi was director and Chairman of the Finance Committee of Arcadian Corporation from 1989 to 1994. Mr. Diassi serves as a member of the Compensation Committee of the Board of Directors.

  J. Bruce Duty has been a director of the Company since February 1994. Since July 1993 he has been Senior Vice President of Capital Southwest Corporation, a venture capital investment firm. From July 1982 to June 1993, he was Vice President of Capital Southwest Corporation. Mr. Duty serves as a member of both the Audit and Compensation Committees of the Board of Directors.

  Frank J. Hevrdejs has been a director of the Company since its inception in November 1993. In 1982, Mr. Hevrdejs co-founded The Sterling Group, Inc., a major management buyout company. Mr. Hevrdejs is a principal and president of The Sterling Group, Inc. Additionally, he is Chairman of First Sterling Ventures Corp., an investment company, Endoro Holdings, Inc., a structural and electrical manufacturing company, and Fibreglass Holdings, Inc., a truck accessory manufacturer. He is also a board member and a member of the executive committee of Purina Mills, Inc., an animal feed producer, and a board member of Eagle U.S.A., an air-freight company. Mr. Hevrdejs serves as Chairman of the Compensation Committee of the Board of Directors.

  Jerome W. Pickholz has been a director of the Company since June 1994. From 1978 to 1994, he was Chief Executive Officer of Ogilvy & Mather Direct Worldwide, a direct advertising agency. From 1994 to June 1995, he served as Chairman of the Board of Ogilvy & Mather Direct Worldwide. Since January 1996, Mr. Pickholz has served as founder and Chairman of Pickholz, Tweedy, Cowan, L.L.C., a marketing communications company. Mr. Pickholz serves as a member of the Audit Committee and the Nominating Committee of the Board of Directors.

  W. Thomas Stephens has been a director of the Company since March 1996. Since September 1996, Mr. Stephens has been retired from Johns Manville Corporation (formerly Schuller Corporation). From 1986 to September 1996, he served as Chief Executive Officer and President of Johns Mansville Corporation, a building materials and forest products company. Mr. Stephens also served as Chairman of Johns Mansville Corporation from June 1990 to September 1996, and as Executive Vice President and CFO from 1984 to 1986. Mr. Stephens serves as director on the boards of Public Service of Colorado, a utility company, and Stillwater Mining Company, a mining company. Mr. Stephens is a trustee of the Eagle-Picher Trust. Mr. Stephens serves as Chairman of the Nominating Committee of the Board of Directors.

                             SELLING SHAREHOLDERS

  The following table lists the Selling Shareholders for whose account the Shares are being offered hereby, the relationship each Selling Shareholder has had with the Company in the last three years, the number of shares (and percentage if greater than one percent) of Common Stock held by such Selling Shareholder prior to the offering, the number of Shares being offered hereby for the Selling Shareholder's account, and (if greater than one percent) the percentage of the outstanding Common Stock to be owned by such Selling Shareholder after completion of the offering:

                    SHARES BENEFICIALLY           SHARES BENEFICIALLY
                        OWNED PRIOR                   OWNED AFTER
                      TO THE OFFERING                THE OFFERING
                    -----------------------       ----------------------
                                          SHARES
NAME                  NUMBER     PERCENT  OFFERED  NUMBER      PERCENT
----                ------------ ---------------- ----------- ----------
Gerald F. Mahoney      1,047,364      5.6 300,000     747,364       3.4
Paul V. Reilly            53,726     *      3,700      50,026      *
Roger Wertheimer          16,352     *      1,500      14,852      *
Robert J. Terry          182,439     *     33,000     149,439      *
Frank J. Hevrdejs      1,123,750      6.0 345,000     778,750       3.6
Jerome W. Pickholz        39,145     *     12,000      27,145      *

--------
* less than one percent.

  The information in this table with respect to the percentage of outstanding Common Stock is based on the assumption that the number of outstanding shares of Common Stock does not increase or decrease from the number of shares of Common Stock used to prepare this table as of the date of this Prospectus. The Company may amend or supplement this Prospectus to update the disclosure set forth herein.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market may have an adverse effect on the market price of the Common Stock. Of the 18,834,732 shares outstanding at September 30, 1997, 12,651,335 shares are freely tradeable. Pursuant to the Convertible Notes Offering, the Company will have $150 million aggregate principal amount of convertible subordinated notes outstanding, which securities will be convertible into additional shares of Common Stock, all of which will be freely tradeable upon issuance. The number of shares of Common Stock to be issued pursuant to the notes has not yet been determined. In addition, and as of September 30, 1997, 6,183,397 shares are otherwise available for resale into the public market pursuant to Rule 144 under the Securities Act.

  The Company, its directors and executive officers and the Selling Shareholders, who hold an aggregate of 4,324,648 shares of Common Stock have entered into lock-up agreements with the representatives of the Underwriters, pursuant to which they have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock, without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters, for a period of 90 days after the date of this Prospectus, except for shares offered pursuant to this offering and issuances pursuant to the exercise of options granted under employee benefit plans existing as of the date of this Prospectus or pursuant to the terms of convertible securities or warrants of the Company outstanding as of the date of this Prospectus. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares subject to such lock-up agreements. All remaining 3,629,448 shares (assuming the sale of 695,200 shares by the Selling Shareholders in the Offering) will become available for sale 90 days after the date of this Prospectus upon expiration of these lock-up agreements, subject to compliance with Rule 144 or Rule 701 promulgated under the Securities Act.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Bear Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Hanifen, Imhoff Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                        NUMBER
       UNDERWRITER                                                     OF SHARES
       -----------                                                     ---------
   Prudential Securities Incorporated.................................
   Bear, Stearns & Co. Inc............................................
   Donaldson, Lufkin & Jenrette Securities Corporation................
   Hanifen, Imhoff Inc................................................
                                                                       ---------
         Total........................................................ 3,820,200
                                                                       =========

  The Company and the Selling Shareholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby, if any are purchased.

  The Underwriters, through their Representatives, have advised the Company and the Selling Shareholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession
of $   per share; and that such dealers may reallow a concession of $   per
share to certain other dealers. After the public offering, the offering price and the concessions may be changed by the Representatives.

  The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 573,030 additional shares of Common Stock at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares as the number of shares set forth next to such Underwriter's name in the preceding table bears to 3,820,200.

  The Company and the Selling Shareholders have agreed to indemnify the several Underwriters and contribute to any losses arising out of certain liabilities, including liabilities under the Securities Act.

  The Company, its executive officers and directors, including the Selling Shareholders holding an aggregate of approximately 4,324,648 shares of Common Stock have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock, without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters, for a period of 90 days after the date of this Prospectus, except for shares offered pursuant to this offering and issuances pursuant to the exercise of options granted under employee benefit plans existing as of the date of this Prospectus or pursuant to the terms of convertible securities or warrants of the Company outstanding as of the date of this Prospectus. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares subject to such lock-up agreements.

  In connection with the Offering, certain Underwriters (and selling group members if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Shareholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 573,030 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if they are undertaken, then they may be discontinued at any time.

  The Underwriters are also acting as underwriters of the Convertible Note Offering. See "Prospectus Summary--The Offering."

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered has been passed upon for the Company by Rothgerber, Appel, Powers & Johnson LLP, Denver, Colorado. Certain legal matters relating to the offering will be passed upon for the Underwriters by Andrews & Kurth LLP.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   3
Incorporation of Certain Documents by Reference............................   3
Prospectus Summary.........................................................   4
The Company................................................................   8
Recent Acquisitions........................................................   9
Risk Factors...............................................................  10
Use of Proceeds............................................................  15
Price Range of Common Stock................................................  15
Dividend Policy............................................................  15
Capitalization.............................................................  16
Selected Financial Data....................................................  17
Management.................................................................  18
Selling Shareholders.......................................................  20
Shares Eligible for Future Sale............................................  21
Underwriting...............................................................  22
Legal Matters and Experts..................................................  23

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,820,200 Shares

                    [LOGO OF MAIL-WELL, INC. APPEARS HERE]

                                MAIL-WELL, INC.

                                 Common Stock

                                ---------------

                                  PROSPECTUS
                                ---------------

                      PRUDENTIAL SECURITIES INCORPORATED

                           BEAR, STEARNS & CO. INC.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             HANIFEN, IMHOFF INC.

                               November   , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The estimated expenses of the offering (except for SEC registration and New York Stock Exchange listing fees), all of which are to be borne by the Registrant, are as follows:

      Printing Expenses............................................... $ 60,000
      Accounting Fees and Expenses....................................   35,000
      Legal Fees and Expense..........................................   50,000
      Registrar and Transfer Agent Fees...............................    1,000
      SEC Registration Fee............................................   46,270
      New York Stock Exchange Listing Fees............................   10,500
      Blue Sky Fees...................................................    5,000
      Miscellaneous...................................................    5,000
                                                                       --------
        TOTAL......................................................... $212,770
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 7-109-101 et seq. of the Colorado Business Corporation Act ("CBCA") empowers a Colorado corporation to indemnify its directors, officers, employees and agents under certain circumstance, as well as providing for the elimination of personal liability of directors and officers of a Colorado corporation for monetary damages.

  Article V of the Articles of Incorporation of the Registrant reads as follows:

  "The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that he or she is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, he or she is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign Corporation or other individual or entity or of an employee benefit plan. The Corporation shall also indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible."

  Article VI of the Articles of Incorporation of the Registrant reads as follows:

  "There shall be no personal liability of a director to the Corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, except that said personal liability shall not be eliminated to the Corporation or to the shareholders for monetary damages arising due to any breach of the director's duty of loyalty to the Corporation or to the shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts specified in section 7-108-403, C.R.S., or any transaction from which a director derived an improper personal benefit. Notwithstanding any other provisions herein, personal liability of a director shall be eliminated to the greatest extent possible as is now, or in the future, provided for by law. Any repeal or modification of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification."

  The Company has entered into Indemnity Agreements with its directors and certain key officers pursuant to which the Company generally is obligated to indemnify its directors and such officers to the full extent permitted by the CBCA as described above.

  The Company has purchased liability insurance policies covering directors and officers in certain circumstances.

ITEM  16. EXHIBITS.

  The following Exhibits are filed as a part of this Registration Statement pursuant to Item 601 of Regulation S-K:

 EXHIBIT
 NUMBER
 -------
  *1.1   Underwriting Agreement
   4.1   Form of Certificate representing the Common Stock, par value
          $0.01 per share, of the Company--incorporated by reference from exhibit 4.1 of the Company's Amendment No. 1 to the Form S-3 filed on October 29, 1997 (Reg. No. 333-35561);
   4.2   The Company's Articles of Incorporation--incorporated by
          reference from exhibit 3(i) of the Company's Form 10-Q for the quarter ended June 30, 1997
   5.1   Legal Opinion of Rothgerber, Appel, Powers & Johnson LLP
  23.1   Consent of Rothgerber, Appel, Powers & Johnson LLP (Reference is
          made to Exhibit 5.1)
  23.2   Consent of Deloitte & Touche LLP
  24.1   Power of Attorney (included on the signature page of this
          Registration Statement)

--------
* To be filed by amendment.

ITEM  17. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENGLEWOOD, STATE OF COLORADO, ON OCTOBER 29, 1997.

                                          MAIL-WELL, INC.

                                               /s/ Gerald F. Mahoney
                                          By: _________________________________
                                                   Gerald F. Mahoney,
                                                 Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                               POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints Paul V. Reilly and Roger Wertheimer and each of them, as attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or any one of them, or their or his substitute or substitutes, may lawfully do or causes to be done by virtue hereof.

              SIGNATURE                        TITLE                 DATE

      /s/ Gerald F. Mahoney             Chairman of the        October 29, 1997
-------------------------------------   Board/ Chief
          GERALD F. MAHONEY             Executive
                                        Officer/Director

      /s/ Paul V. Reilly                Senior Vice            October 29, 1997
-------------------------------------   President/Chief
          PAUL V. REILLY                Financial Officer
                                        (principal
                                        financial officer
                                        and principal
                                        accounting officer)

      /s/ Robert J. Terry               President and          October 29, 1997
-------------------------------------   C.E.O., U.S.
          ROBERT J. TERRY               Envelope
                                        Operations/
                                        Director

      /s/ Frank P. Diassi               Director               October 29, 1997
-------------------------------------
          FRANK P. DIASSI

              SIGNATURE                         TITLE                DATE


        /s/ J. Bruce Duty               Director               October 29, 1997
-------------------------------------
            J. BRUCE DUTY

        /s/ Frank J. Hevrdejs           Director               October 29, 1997
-------------------------------------
            FRANK J. HEVERDEJS

        /s/ Jerome W. Pickholz          Director               October 29, 1997
-------------------------------------
            JEROME W. PICKHOLZ

        /s/ W. Thomas Stevens           Director               October 29, 1997
-------------------------------------
            W. THOMAS STEVENS

                               INDEX TO EXHIBITS

 EXHIBIT NO.                              EXHIBITS
 -----------                              --------
  *1.1       Underwriting Agreement
   4.1       Form of Certificate representing the Common Stock, par value $0.01 per share, of the Company--incorporated by reference from exhibit
             4.1 of the Company's Amendment No. 1 to the Form
             S-3 filed on October 29, 1997 (Reg. No. 333-35561);
   4.2       The Company's Articles of Incorporation--incorporated by reference from exhibit 3(i) of the Company's Form 10-Q for the quarter ended June 30, 1997
   5.1       Legal Opinion of Rothgerber, Appel, Powers & Johnson LLP
             Consent of Rothgerber, Appel, Powers & Johnson LLP (Reference is
  23.1       made to Exhibit 5.1)
  23.2       Consent of Deloitte & Touche LLP
  24.1       Power of Attorney (included on the signature page attached to this
             Registration Statement)

--------
* To be filed by amendment.